FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

ESSENTIAL FACT
CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
AVENIDA EL GOLF 150, PISO 14, SANTIAGO

Santiago, September 14, 2010

Mr. Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Corporate Management Director of the corporation named Celulosa Arauco y Constitución S.A. hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its business pursuant to article 9 and the second paragraph of article 10 of Law 18,045 and pursuant to Norma de Carácter General Nº30 of such Superintendency:

On the date hereof, Celulosa Arauco y Constitución S.A., has proceeded to determine the price and conditions of the bonds that shall be issued in the United States of America on September 21, 2010, in the amount of US$ 400,000,000.00.  The term of maturity of the bonds is 10 years.  The interest rate is 5.0% per annum.  The principal shall be repaid on the date of maturity of the bonds, set forth in January 21, 2021, while interests shall be payable on a semi-annual basis.

The funds resulting from the issue shall be destined to the refinancing of debts of the Company, and other corporate purposes.

In compliance with the provision in Circular No. 1072 dated May 14, 1992 of the Superintendency of Securities and Insurance, we hereby enclose “Bond Placement Abroad Essential Fact Form”.

Copies of the contracts that shall govern the placement, as well as the statutes and regulations of the United States of America that regulate this matter, shall be sent as soon as they are available.

Sincerely yours,

/s/ Jorge Garnham Mezzano CELULOSA ARAUCO Y CONSTITUCIÓN S.A. Jorge Garnham Mezzano Corporate Management Director

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago
Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.
Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.
Representative of the Bondholders (Banco Santander), Bandera 140,   Santiago.

ESSENTIAL FACT FORM

BOND PLACEMENT ABROAD

1.0           IDENTIFICATION OF THE ISSUER

1.1	Company name: CELULOSA ARAUCO Y CONSTITUCIÓN S.A., (the “Company”)

1.2           Fantasy name: -.-

1.3           Taxpayer Identification Number: 93,458,000 - 1

1.4           Registration number In the Securities Registry: 042 on June 14, 1982

1.5           Domicile:  Avenida El Golf 150, 14th Floor, Commune of Las Condes, Santiago, Chile.

1.6           Telephone number:  (56-2) 461 - 7200

1.7
Activities and business:  Manufacture of pulp, paper and derivatives, by-products and analogous products; manage, handle and exploit forestry lands or forestry capability lands as well as sawmills and analogous exploitations; transfer, export and generally market the above-indicated products, particularly wood, pulp and paper.

2.0
THIS COMMUNICATION IS MADE BY VIRTUE OF THE PROVISION IN SECTION 9 AND THE SECOND PARAGRAPH OF SECTION 10 OF LAW No. 18,045, AND IT REFERS TO AN ESSENTIAL FACT IN RESPECT OF THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFER SECURITIES AND /OR OF THE OFFER THEREOF, AS THE CASE MAY BE.

3.0           CHARACTERISTICS OF THE ISSUE

3.1           Currency of denomination:  Dollars of the United States of America (US$)

3.2           Total amount of issue:  US$ 400,000,000.00.-

3.3
To the bearer /to the order:  Fully registered in the name of The Depository Trust Company (DTC), which does not prevent its free transferability to qualified institutional investors, in accordance with the provisions in Rule 144A of the Securities Act of the United States of America, or to investors outside the United States of America, in accordance with Regulation S, under the same Securities Act.

Subsequently, it shall be proceeded to the substitution or exchange of said securities by substitute securities or “exchange securities”, registered with the Securities and Exchange Commission of the United States of America, or “SEC”.

3.4           Series:  One, maturing January 21, 2021.

3.4.1        Amount of the series:  US$ 400,000,000.00.-

3.4.2	No. of bonds: One single Global Bond (as such term is defined in the Offering Memorandum).

3.4.3         Bond Nominal Value:  US$ 400,000,000.00.-

3.4.4         Type of indexation: -.-

3.4.5         Interest rate:  5.0% per annum.

3.4.6         Date of issuance:  September 21, 2010

3.4.7         Table of development:

No. of interest installment	No. of amortization installment	Date	Interest	Amortization	Total installment	Balance of principal
1		21.01.2011	6.666.667,00		6.666.667,00	400.000.000
2		21.07.2011	10.000.000,00		10.000.000,00	400.000.000
3		21.01.2012	10.000.000,00		10.000.000,00	400.000.000
4		21.07.2012	10.000.000,00		10.000.000,00	400.000.000
5		21.01.2013	10.000.000,00		10.000.000,00	400.000.000
6		21.07.2013	10.000.000,00		10.000.000,00	400.000.000
7		21.01.2014	10.000.000,00		10.000.000,00	400.000.000
8		21.07.2014	10.000.000,00		10.000.000,00	400.000.000
9		21.01.2015	10.000.000,00		10.000.000,00	400.000.000
10		21.07.2015	10.000.000,00		10.000.000,00	400.000.000
11		21.01.2016	10.000.000,00		10.000.000,00	400.000.000
12		21.07.2016	10.000.000,00		10.000.000,00	400.000.000
13		21.01.2017	10.000.000,00		10.000.000,00	400.000.000
14		21.07.2017	10.000.000,00		10.000.000,00	400.000.000
15		21.01.2018	10.000.000,00		10.000.000,00	400.000.000
16		21.07.2018	10.000.000,00		10.000.000,00	400.000.000
17		21.01.2019	10.000.000,00		10.000.000,00	400.000.000
18		21.07.2019	10.000.000,00		10.000.000,00	400.000.000
19		21.01.2020	10.000.000,00		10.000.000,00	400.000.000
20		21.07.2020	10.000.000,00		10.000.000,00	400.000.000
21	1	21.01.2021	10.000.000,00	400.000.000	410.000.000,00	0

3.5           Guaranties:                                                      Yes                                No
                                                                                                                                 X

3.5.1       Type and amount of the guaranties: -.-

3.6           Extraordinary amortization                           Yes                                No
                                                                                         X

3.6.1        Procedures and dates

Bonds may be redeemed, in whole or in part, at any time, at a redemption price equal to the higher of:  (i)  100% of the principal amount of the bonds to be redeemed, and  (ii)  the aggregate of the present value of the Scheduled Payments Remaining of principal and interest of the bonds to be redeemed (excluding interest accrued on the relevant redemption date) discounted as of the redemption date on a semi-annual basis (assuming a year of 360 days of 12 months of 30 days) at the Treasury Rate plus 50 basis points, plus, in the case of the amounts indicated in (i) and (ii), the interest accrued but unpaid on the amount of principal of the bonds subject matter of redemption as of the date thereof.  For that purpose, it shall provide a notice to the bondholders sent with no less than 30 days and no more than 60 days prior to the date in which the redemption is intended.

Bonds referred to above may also be early redeemed, in whole but not in part, by providing a notice to the bondholders no less than 30 days and no more than 90 days prior to the date of redemption, in the event that  (i)  the Company certifies that it is or shall be obligated to pay Additional Amounts  (as said term is defined in the Offering Memorandum) on account of Chilean taxes applicable to the interest on the Bonds, and  (ii)  that said obligation  may not be avoided by the Company, after having taken all reasonable measures available to the Company.

4.0           OFFER:                                                      Public                                Private
                                                                                                                                  X

The Company has undertaken to subsequently proceed to the substitution or exchange of the bonds issued, by substitute securities or “exchange securities”, registered with the Securities and Exchange Commission of the United States of America, or “SEC”, upon which process the offer shall become public.

5.0           COUNTRY OF PLACEMENT

5.1           Name:  United States of America

5.2
Rules to obtain the authorization to transact:  Currently, the rules established in Rule 144A of the United States Securities Act, and Regulation S, under the same Securities Act.  Once the bonds have been exchanged by the registered securities, there shall be applicable to the Bonds the rules of the following laws and regulations of the United States of America:  The Securities Act of 1933, The Securities Exchange Act of 1934, and the Trust Indenture Act of 1939.

6.0	INFORMATION TO BE PROVIDED: These matters shall be informed to you upon the execution of the Indenture Agreement with The Bank of New York Mellon, which shall be the “Trustee”.

7.0           INDENTURE AGREEMENT

7.1           General characteristics

a)
J.P. Morgan Securities LLC. is the representative of the initial purchasers of the Bonds.  In turn, the initial purchasers and “Joint Book-running Managers” will be the banks J.P. Morgan Securities LLC and Santander Investment Securities Inc.;

b)	Disbursement of the principal on the part of the initial purchasers and “Joint Book-running Managers” shall take place on September 21, 2010;

c)	The Company will pay a sales commission to the initial purchasers and “Joint Book-running Managers”, calculated on the amount of the placement;

d)
The Company will make all payments related to the Bonds free and clear from any present or future tax collected or withheld by the Republic of Chile, or any political subdivision thereof.  In the event that the law shall require that the Company effects a withholding or deduction in respect of any payment it is obligated to make in connection with the Bonds, the Company shall pay the holders of the bonds those Additional Amounts in such a manner as to ensure that the amounts received by the holder of the bonds after said deductions or withholdings  are equivalent to the amounts they would have received had those deductions or withholdings not existed.

7.2           Rights and obligations of the Bondholders:

a)	The bondholders may transfer the Bonds in the manner set forth in the Offering Memorandum.

b)           Those rights and obligations to be set forth in the Indenture.

8.0           OTHER MATERIAL INFORMATION

a)	Events of default: The following events of default have been agreed upon:

a.1)	If the Company incurs in any default in the payment of the principal owed on the Bonds, whether at their maturity date, at the time of redemption or otherwise;

a.2)	Any default on the part of the Company in the payment of interest or Additional Amounts owed on the Bonds, in case such default is not remedied within a period of 30 days;

a.3)
The default with any obligation, term or commitment assumed by the Company or any of its subsidiaries either in the Bonds or the Indenture, and the continuance of such default for a period of over 60 days, counted as from the written notice to that effect provided by the Trustee, or bondholders representing at least 25% of the principal outstanding;

a.4)
The default in the payment of principal or interest on the Indebtedness (as said term is defined in the Indenture) of the Company or any of its subsidiaries in respect of an amount of capital exceeding US$ 75,000,000.00.- when said Indebtedness is due or payable, if said default shall continue beyond the grace period, should there be any, originally applicable to this Indebtedness, and the payment terms shall have not been expressly extended and such indebtedness shall have been accelerated; or

a.5)	Certain events of bankruptcy or insolvency in respect of the Company or a Material Subsidiary (as said term is defined in the Indenture).

b)           Obligations of the Company:

b.1)
The Company commits itself that neither it nor its Subsidiaries (as said term is defined in the Offering Memorandum) shall issue, assume or secure any Indebtedness, if said Indebtedness is secured by a Specific Property (as said term is defined in the Offering Memorandum), unless, simultaneously with the issuance, assumption or securing of the same Indebtedness, the Bonds are equally and ratably secured.  There shall be excepted the cases and percentages indicated in the Offering Memorandum.

b.2)	In the Offering Memorandum are established certain restrictions as to mergers, consolidations or transfers of the totality of the assets of the Company.

c)
Applicable law and jurisdiction:  The laws applicable are those of the State of New York.  The Company agreed to submit itself to the non-exclusive jurisdiction of the state courts of the State of New York, or the federal courts sitting in Manhattan, New York, United States of America.

d)
Appointment of Process Agent in New York for the purposes of service of process:  The Company has appointed CT Corporation System as its process agent in New York for the purposes of the legal actions that may be instituted against it.

9.0	STATEMENT OF RESPONSIBILITY

Name                                          Position                                           Id. Card No.                                Signature

Jorge Garnham Mezzano         Corporate Management                6,375,136-7                                  /s/ Jorge Garnham Mezzano
                                                    Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   September 27, 2010                                                              By:          /s/ Matias Domeyko Cassel
Name:  Matias Domeyko Cassel
Title:    Chief Executive Officer